UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to    .

Commission file number 1-8529

The Western Asset Management
401(k) Plan
385 East Colorado Blvd.
Pasadena, CA 91101
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.    Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE WESTERN ASSET MANAGEMENT
401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm

As of December 31, 2020 and 2019 and
For the Year Ended December 31, 2020

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to the Financial Statements	5-13
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	15
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
The Western Asset Management 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Western Asset Management 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The Western Asset Management 401(k) Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SC&H Attest Services, P.C.

We have served as the Plan’s auditor since 2011.
Sparks, Maryland
June 28, 2021

THE WESTERN ASSET MANAGEMENT
401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2020	2019
Assets
Investments, at fair value:
Participant-directed investments	$288,091,487	$245,444,184
Participant self-directed brokerage accounts	24,863,599	17,228,727
Total Investments, at fair value (Note 2)	312,955,086	262,672,911

Notes receivable from participants	2,439,147	2,651,765

Total Assets	315,394,233	265,324,676

Liabilities	—	—
Net Assets Available for Benefits	$315,394,233	$265,324,676
The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANAGEMENT
401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$5,679,513
Participants	9,724,521
Rollovers	171,207
Total Contributions	15,575,241
Investment Income
Interest, dividend and other income	10,556,194
Net appreciation in fair value of investments	36,160,965
Total Investment Income	46,717,159
Interest Income on Notes Receivable from Participants	144,737
Benefits Paid to Participants	(12,321,919)
Administrative Expenses	(45,661)
Net Increase in Net Assets Available for Benefits	50,069,557
Net Assets Available for Benefits:
Beginning of the Year	265,324,676
End of the Year	$315,394,233
The accompanying notes are an integral part of this financial statement.

THE WESTERN ASSET MANAGEMENT
401(K) PLAN

Notes to the Financial Statements
December 31, 2020

1.    DESCRIPTION OF THE PLAN

The following description of The Western Asset Management 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Western Asset Management 401(k) Plan and Trust was established effective January 1, 2011. Effective October 31, 2013, the Plan was amended to change the Plan name to The Western Asset Management 401(k) Plan. The Plan is a defined contribution plan covering substantially all U.S. employees of Western Asset Management Company, LLC (the Company), formerly Western Asset Management Company, with the exception of, non-resident aliens, those subject to collective bargaining agreements, and leased and temporary employees. An employee becomes eligible to participate in the Plan after completing 1 hour of service. The Company is a wholly owned subsidiary of Legg Mason, Inc. (Legg Mason). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective January 1, 2019.

On February 17, 2020, Legg Mason entered into an Agreement and Plan of Merger (“the Merger Agreement” with Franklin Resources, Inc. (“Franklin Templeton”) and Alpha Sub, Inc. (“Merger Sub”) a wholly subsidiary of Franklin Templeton.

Pursuant to the Merger Agreement, Legg Mason was merged into Merger Sub, with Legg Mason continuing as the surviving corporation, and a wholly owned subsidiary of Franklin Templeton. Also, each outstanding share of common stock of Legg Mason was converted into the right to receive from Franklin Templeton, $50.00 in cash. The transaction closed during July 2020.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.A rollover of accumulated deductible employee contributions as contemplated by Section 408(d) (3) of the Internal Revenue Code (the Code). Effective January 1, 2018, a former employee may rollover funds from a qualified plan into the Plan.

B.A voluntary pre- and post-tax compensation deferral whereby the participant elects to defer amounts that then would be contributed by the Company to the Plan. After-tax contributions can be converted to the participant’s Roth account, which is a separate account maintained for such contributions. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $19,500 for the year ended December 31, 2020. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

C.Prior to January 1, 2017, newly hired employees were automatically enrolled into the Plan with a 3% deferral rate that increases by 1% each year on their anniversary date and caps at 6%. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan with a 5% deferral rate that increases by 1% each year on their anniversary and caps at 8%. Existing employees have the option to also elect the “automatic enrollment” feature. New hires that decide they do not want to automatically enroll have the option to change their deferral percentage or unwind their contributions within 90 days from their original eligibility date.

Company Contributions

The Company, in accordance with the Plan document, has agreed to make a matching contribution of 100% of employee deferrals on the first 5% of employee qualified earnings. The Company match is primarily contributed to the Plan on a per payroll basis, however, the Plan also allows for a true-up provision at the end of the Plan year in accordance with Plan guidelines. Company matching contributions for the year ended December 31, 2020 totaled $5,679,513.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company did not make a discretionary profit sharing contribution for 2020.

Participant Accounts

Each participant’s account is participant and self-directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that has accumulated and vested in a participant’s account. The Plan allows an investment option of self-directed brokerage accounts.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Vesting in Company matching contributions and discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions and matching Company contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account upon request and as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses, reduce Company contributions, or are allocated to Plan participants as an additional Company contribution. As of December 31, 2020 and 2019, unallocated forfeitures totaled $128,788 and $43,168, respectively. During 2020, forfeitures totaling $12,823 and $27,331 were used to reduce Company contributions and pay Plan expenses, respectively, and there were no forfeitures re-allocated to Plan participants.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, attainment of age 59 ½ or disability. Participants that have not reached 59 ½ but have 60 months of service may withdraw his or her vested Company contribution and pre-merger accounts. Also, participants may withdraw funds rolled into the Plan at any time. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon termination of service, participants with vested account balances of less than $5,000 will be automatically transferred to an IRA if a distribution election is not made. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. There were net assets of the Plan totaling $0 and $997,802 , respectively, allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2020 and 2019.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes accrue interest at a rate commensurate with prevailing market rates at the time of loan issuance as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets, unless the Company elects to pay them. For the year ended December 31, 2020, the majority of expenses of the Plan were paid with Plan assets, none of which were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by Plan sponsors that do not want to pay Plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation (depreciation) in the fair value of investments. Approximately $77,000 was reallocated to Plan participants from the ERISA account during the year ended December 31, 2020. The available balance of the ERISA account as of December 31, 2020 and 2019 totaled $1,053 and $986, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements relating to fair value reporting. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 for all entities, with early adoption permitted only for eliminated and modified disclosure requirements. All changes should be prospectively applied to all periods presented. Management adopted ASU 2018-13 during the year ended December 31, 2020, which did not result in any change to fair value disclosures.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Unitized fund: Invested in Legg Mason common stock which is unitized and valued at the closing price of shares held by the Plan at year-end. Legg Mason common shares within the accounts were traded on an active market.

Money market: Valued at amortized cost plus accrued interest, which approximates fair value.

Interests in common/collective trusts: Valued at the NAV of shares held by the Plan at year-end.

Participant self-directed brokerage: Invested in publicly traded common stock, corporate bonds, and registered investment companies valued at the closing price of shares held by the Plan at year-end. Also, self-directed brokerage accounts have cash and certificates of deposit, which are valued at amortized cost, which approximates fair value. Individual securities within the accounts are traded on an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$159,793,416	$—	$—	$159,793,416
Money market	20,230,068	—	—	20,230,068
Participant self-directed brokerage	24,863,599	—	—	24,863,599
Total investments in the fair value hierarchy	204,887,083	—	—	204,887,083
Unitized Fund (a)	n/a	n/a	n/a	—
Interests in common/collective investment trusts (a)	n/a	n/a	n/a	108,068,003
Total investments, at fair value	$204,887,083	$—	$—	$312,955,086

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies	$137,232,908	$—	$—	$137,232,908
Money market	15,664,599	—	—	15,664,599
Participant self-directed brokerage	17,228,727	—	—	17,228,727
Total investments in the fair value hierarchy	170,126,234	—	—	170,126,234
Unitized Fund (a)	n/a	n/a	n/a	1,889,935
Interests in common/collective investment trusts (a)	n/a	n/a	n/a	90,656,742
Total investments, at fair value	$170,126,234	$—	$—	$262,672,911
(a)     In accordance with ASC 820-10, certain investments that were measured at net asset value per share as a practical expedient (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan adopted the updated generally accepted accounting principles (GAAP) valuation standard related to investments in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for these funds’ investments to be based on reported net asset value (NAV) as a practical expedient if certain criteria are met and establishes additional disclosures related to these investments. The Plan’s investments in the unitized fund and the common/collective trusts are valued as a practical expedient based on the reported unit value as of year-end. Due to the nature of these investments, the redemption frequency is daily and there are no redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset value.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. There were no allowances for credit losses as of December 31, 2020 or 2019. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Event

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

3. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated July 10, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, these provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2020 and 2019.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. OTHER MATTERS

Through July 2020 (Note 1), the Plan invested in shares of Legg Mason, Inc. common stock unitized fund, which qualified as a party-in-interest transaction. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Merrill Lynch and were retired in July 2020 in accordance with consummation of the Franklin Templeton transaction.

Sales of 80,643 units with aggregate proceeds of $1,898,545, and purchases of 3,545 units with an aggregate purchase price of $112,939 of the Legg Mason Common Stock Fund were made during 2020. There were no holdings at December 31, 2020 and the market value of the Legg Mason Common Stock Fund at December 31, 2019 was $1,889,935 (77,098 units).

Prior to July 2020 and following the transaction, Legg Mason Investor Services serves as distributor for the Western Asset funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Western Asset funds. The Western Asset funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A., the Custodian of the Plan. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits that have been processed and approved for payment at year-end, but not yet paid, are not considered liabilities under GAAP. However, such benefits must be reported on Form 5500 in accordance with IRS guidelines.

The following is a reconciliation of net assets available for benefits reported on the financial statements to the Form 5500 as of December 31,:

	2020	2019
Net assets available for benefits reported on the financial statements	$315,394,233	$265,324,676
Distributions payable reported on the Form 5500 not on the financial statements	—	(997,802)
Net assets available for benefits reported on the Form 5500	$315,394,233	$264,326,874

The following is a reconciliation of the net increase in net assets available for benefits reported on the financial statements to the Form 5500 for the year ended December 31,:

2020
Net increase in net assets available for benefits reported on the financial statements	$50,069,557
Change in distributions payable reported on the Form 5500 not on the financial statements	997,802
Net increase in net assets available for benefits reported on the Form 5500	$51,067,359

7. CORONAVIRUS AID, RELIEF, AND ECONOMIC SECURITY ACT (“CARES ACT”)

In response to the COVID-19 pandemic, the CARES ACT was signed into law in the United States. The Plan elected the provisions of the CARES ACT for the Coronavirus Related Distributions (CRDs) of up to $100,000 per individual for eligible participants impacted by the COVID-19 through December 31, 2020.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE WESTERN ASSET MANAGEMENT
401(K) PLAN
EIN#: 95-2705767
Plan #: 005
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) ** Cost	No. of Shares	(e) Current Value
	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies	**	172,720	$11,969,515
	American Growth Fund of America, R6	Interest in Registered Investment Companies	**	365,586	24,709,981
	American Washington	Interest in Registered Investment Companies	**	113,279	5,684,318
	Columbia Select Lrg Cap Eq Instl	Interest in Registered Investment Companies	**	795,888	13,116,229
	DFA Global Equity Portf Instl	Interest in Registered Investment Companies	**	149,759	4,113,883
	Dodge & Cox Balanced Fund	Interest in Registered Investment Companies	**	82,264	8,372,843
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	229,668	1,281,548
	Miller Opportunity Trust CL I	Interest in Registered Investment Companies	**	312,271	13,655,621
*	QS International Equity FD Institutional Class	Interest in Registered Investment Companies	**	263,960	4,392,292
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	359,303	22,963,064
	Templeton Global Bond Fund, Advisor Class	Interest in Registered Investment Companies	**	214,673	2,093,065
	Vanguard Target Retirement 2015-Institutional	Interest in Registered Investment Companies	**	17,216	270,819
	Vanguard Target Retirement 2020-Institutional	Interest in Registered Investment Companies	**	50,223	1,722,149
	Vanguard Target Retirement 2025-Institutional	Interest in Registered Investment Companies	**	115,376	2,485,201
	Vanguard Target Retirement 2030-Institutional	Interest in Registered Investment Companies	**	65,645	2,661,937
	Vanguard Target Retirement 2035-Institutional	Interest in Registered Investment Companies	**	156,506	3,947,093
	Vanguard Target Retirement 2040-Institutional	Interest in Registered Investment Companies	**	58,217	2,577,289
	Vanguard Target Retirement 2045-Institutional	Interest in Registered Investment Companies	**	187,556	5,287,216
	Vanguard Target Retirement 2050-Institutional	Interest in Registered Investment Companies	**	115,170	5,234,482
	Vanguard Target Retirement 2055-Institutional	Interest in Registered Investment Companies	**	25,905	1,278,195
	Vanguard Target Retirement 2060-Institutional	Interest in Registered Investment Companies	**	38,070	1,659,470
	Vanguard Target Retirement Income - Institutional	Interest in Registered Investment Companies	**	56,359	841,439
	Wells Fargo Special Small R6	Interest in Registered Investment Companies	**	2,259	82,230
*	Western Asset High Yield - Institutional	Interest in Registered Investment Companies	**	797,509	6,443,873
*	Western Asset Total Return Fund Cl I	Interest in Registered Investment Companies	**	264,867	2,879,107
*	Western Asset Corporate Bond Fund - Institutional	Interest in Registered Investment Companies	**	299,550	4,094,849
	William Blair Emerging Markets Growth - Institutional	Interest in Registered Investment Companies	**	317,182	5,975,708
					159,793,416

*	Clearbridge Intl Gr CIT RLM	Interset in Common Collective Trust	**	286,854	4,489,267
*	Western Asset Income CIF R LM	Interset in Common Collective Trust	**	104,730	1,320,642
	Wells Fargo Stable Return Fund	Interset in Common Collective Trust	**	165,463	9,279,210
	State Street S&P 500 Index	Interset in Common Collective Trust	**	601,492	53,230,235
	State Street S&P Midcap Indx C	Interset in Common Collective Trust	**	169,884	7,807,366
*	ClearBridge Small Cap CIF R LM	Interset in Common Collective Trust	**	612,724	8,565,885
*	Western Asset Core Bond CIF R LM	Interset in Common Collective Trust	**	1,118,440	23,375,398
					108,068,003

*	Western Asset Institutional Govt	Money Market Fund	**	—	20,221,425
	BLF Money Fund	Money Market Deposit	**	—	8,643
					20,230,068

	Self-Directed Brokerage	Participant Self-Directed	**	—	24,863,599

*	Participant Loans	Interset rate range from 4.25% to 6.50%, maturing December 2026		n/a	2,439,147
					$315,394,233
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis is required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2021

THE WESTERN ASSET MANAGEMENT 401(K) PLAN

By: /s/ Robert Sibbrel
Robert Sibbrel
Head of Human Resources, Western Asset Management Company, LLC

EXHIBIT INDEX

Exhibit No.
23    Consent of SC&H Attest Services, P.C.